

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

> **Re: Rhove Real Estate 1, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed March 28, 2022**
> **File No. 024-11645**

Dear Mr. Cooper:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

Amended Offering Statement on Form 1-A

Offering Summary, page 18

1.   We noted only minor revisions in response to prior comment 1; therefore, we reissue the comment. Given your revised disclosure that you will not seek REIT status for the initial two series, please revise your summary and risk factor disclosure to explain clearly and prominently the implications for investors of not qualifying as a REIT including the impact of taxes on such investments and your competitive position.

U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 99

2.   It remains unclear from your revised disclosure whether you may qualify additional series as REITs. If you do not intend to do so please state that clearly. If you may do so, please

address prior comment 3 as follows. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT. To the extent you intend that a series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT. Additionally address the risk and tax implications to investors of qualifying, or not qualifying, as a REIT.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kendall Almerico, Esq.